SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 29, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.

Corporate Taxpayer Registration: 76.535.764/0001 -43
NIRE: 53 3 0000622 9

MINUTES OF THE ORDINARY AND EXTRAORDINARY
GENERAL SHAREHOLDERS’ MEETING

Held on April 29, 2005.

(Minutes written in summary form, pursuant to the authorization set forth in Paragraph 1 of Article 130 of Law 6,404/76)

1) Date, time and place: The Meeting was held on April 29, 2005, at 2:00 p.m., at the headquarters of Brasil Telecom S.A. (“Company”), in the City of Brasília – DF, at SIA SUL – ASP, Lote D, Bloco B.

2) Summon: By notice published under the terms of Article 124 of Law 6,404/76, in the “Jornal de Brasília”, “Valor Econômico” and “Diário Oficial da União” (Federal Gazette) newspapers, in the editions issued on March 30, March 31 and on April 1, 2005, respectively. Pursuant to the sole paragraph of Article 131 of Law 6,404 of December 15, 1976, the Ordinary General Shareholders’ Meeting and the Extraordinary General Shareholders’ Meeting of the Company were held cumulatively.

3) Attendance: The meeting was attended by shareholders representing the required quorum for the approval of matters on the Agenda, in accordance with the registers and signatures present on the Book of Attendance of Shareholders. Representative of the Company, Mr. João Alberto Santos. Representative of the Fiscal Council, Mr. Luiz Fernando Cavalcanti Trocoli and Mr. Gilberto Braga. Representative of the Independent Auditors, Mr. Marcelo Luiz Ferreira.

4) Officers of the meeting: The Chairman of the Meeting, Mr. Francisco Antunes Maciel Müssnich, assumed his role in accordance with Article 17 of the Company’s By-laws, inviting Mr. Alexandre Mellão Hadad as Secretary of the Meeting.

5) Agenda: The Chairman opened the meeting requesting the Secretary to read the Agenda, as follows:

ORDINARY GENERAL SHAREHOLDERS’ MEETING: 1 – Assess the acts of the Senior Management and Board of Directors, examine, discuss and vote over the Financial Statements and the Management Report for the fiscal year ended on December 31, 2004; 2 – Deliberate on the Allocation of the Net Profit of the Year and the Distribution of Dividends; 3 – Elect the effective members and alternate members of the Board of Directors; and 4 – Elect the effective members and alternate members of the Fiscal Council. EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING: 1 – Pursuant to Article 15 of the Company’s Bylaws, set the total remuneration of the members of the Board of Directors and of the Senior Management and the individual remuneration of the members of Fiscal Council; and 2 – Amend Article 5 of the Company’s By-laws.

6) Resolutions: The Chairman of the Board of Directors opened the meeting and present shareholders unanimously authorized, provided the abstentions indicated latterly, the writing of the Minutes referred to by this General Ordinary and Extraordinary Meeting of Shareholders in summary form, as well as its publication omitting the signatures of present shareholders, pursuant to the terms of Article 130 and its paragraphs, of Law 6,404/76. The matters of the Agenda were put to discussion and present shareholders resolved the following: ORDINARY GENERAL SHAREHOLDERS’ MEETING: 1 – Based on the Opinion of Independent Auditors and on the Opinion of Fiscal Council, present shareholders unanimously approved, abstentions indicated latterly observed, with no exceptions, the Financial Statements and the Management Report for the year ended on December 31, 2004, published on March 30, 2005, in the editions of “Jornal de Brasília” and “Valor Econômico” newspapers, as well as in the Federal Gazette on March 31, 2005. 2 – Regarding the Board’s Proposal concerning the allocation of Net Profit for the Year and the Distribution of Dividends and Interest on Shareholders’ Equity for the year of 2004, present shareholders unanimously approved the proposal in its integrity, abstentions indicated latterly observed. 3 – Present shareholders decided, unanimously, abstentions indicated latterly observed, to elect as effective and alternate members of the Board of Directors, with terms of office expiring on the General Shareholders Meeting of 2008, Mr. Eduardo Seabra Fagundes, Brazilian, divorced, lawyer, registered with OAB/RJ under number 9,693, registered with CPF/MF under number 006.454.517 -20, resident and domiciling in the City and State of Rio de Janeiro, at Av. das Américas nº 4.200, Bloco 2, Sala 206, Barra da Tijuca, as effective member and Chairman of the Board of Directors of the Company and Mr. José Leitão Viana, Brazilian, married, economist, identity registration number 1171996, issued by SSP-DF, registered with CPF-MF under number 020.158.117 -53, resident and domiciling in the City of Belo Horizonte –MG, at rua Maripá, no. 50, apt 801, Serra, as the respective alternate member; Mr. Humberto José Rocha Braz, Brazilian, married, bachelor of social communications, identity registration number M-2717421, registered with CPF/MF under number 539.840.216 -15, resident and domiciling in the City and State of Rio de Janeiro, with office at Av. Presidente Wilson nº 231, 28º andar (parte), Centro, as an effective member, his alternate member position kept vacant;. Mr. Luis Octavio Carvalho da Motta Veiga, Brazilian, married, lawyer, registered with OAB/RJ under number 26121 and with CPF/MF under number 254704777-20, resident and domiciling in the city and State of Rio de Janeiro, at Rua Araújo Porto Alegre, nº 70, gr. 1101, as an effective member, his alternate member position kept vacant; Mr. Eduardo Cintra Santos, Brazilian, married, civil engineer, identity registration number 902.893.58, issued by IPM/MA, registered with CPF/MF under number 064.858.395 -34, resident and domiciling in the City of Simões Filho, State of Bahia, at Via Periférica I nº 3431, as an effective member, his alternate member position kept vacant; Mr. Carlos Alberto Siqueira Castro, Brazilian, married, lawyer, registered with OAB/RJ under number 20283, registered with CPF/MF under number 367.167.747 -34, resident and domiciling in the City and State of Rio de Janeiro, with office at Praça Pio X nº 15, 3º andar , as an effective member, and Mr. Guido Vinci, Brazilian, married, lawyer, registered with OAB/RJ under number 90.171, registered with CPF/MF under number 962.567.967 -72, resident and domiciling at the City and State of Rio de Janeiro, at Rua Prudente de Moraes nº 985, apt.º 303, as the respective alternate member; and Mr. André Urani, Brazilian, divorced, economist, identity registration number 059095380, issued by Detran-RJ, registered with CPF/MF under number 863.877.827 -91, resident and domiciling in the City and State of Rio de Janeiro, at Rua Sambaíba nº 699, Bloco 2, apt.º 404, as an effective member, Mr. Robson Goulart Barreto, Brazilian, married, lawyer, registered with OAB/RJ under number 51.491, registered with CPF/MF under number 787.091.487 -87, resident and domiciling in the City and State of Rio de Janeiro, with office at Av. Presidente Wilson nº 231, 23º andar, as the respective alternate member. The Chairman granted holders of preferred shares, with no voting rights, the right to elect, through separate vote, one effective member and the respective alternate member, as set forth in the terms of Paragraph 2 of Article 25 of the Company’s By-laws and pursuant to Paragraph 4 of Subsection II of Article 141, of Law 6,404/76, the shareholder Brasil Telecom Participações S.A. abstained from voting on this matter. Pursuant to terms of the abovementioned legal disposition, holders of preferred shares, with no voting rights, unanimously elected as members of the Board of Directors, Mr Antonio Cardoso dos Santos, Brazilian, business administrator, identity registration number 638.312, issued by SSP/DF, registered with CPF/MF under number 189.372.688 -68, resident and domiciling at SQS 303, bloco F, apt.601, city of Brasília-DF, as an effective member, and Mr. Waldir Luiz Correa, Brazilian, business administrator, identity registration number 3.624.678 -5, issued by SSP/SP, resident and domiciling in the City and State of São Paulo, at rua Joaquim Floriano, no. 72, conjunto 82, as the respective alternate member, provided the abstention of Funds managed by BBDTVM Investidor Profissional and by Bradesco Templeton Asset Management. Members of the Board of Directors hereby elected are to take office at their respective functions subject to the signing of their respective Terms of Office. 4 – Present shareholders decided, unanimously, abstentions indicated latterly observed, to elect as effective and alternate members of the Fiscal Council, with terms of office expiring on the General Shareholders Meeting that will discuss and vote over the Financial Statements and the Management Report for the fiscal year ended on December 31, 2004 of 2006, the following individuals, Mr. Luiz Otávio Nunes West, Brazilian, married, accountant, identity registration number 1.178.095, issued by SSP/BA, registered with CPF/MF under number 146.745.485 -00, resident and domiciling in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson 231 - 28º andar (parte), as an effective member, and Mr. Augusto Cezar Calazans Lopes, Brazilian, married, accountant, identity registration number 09752473-0, issued by IFP/RJ, registered with CPF/MF under number 042980307-92, resident and domiciling in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson 231 - 28º andar (parte), as the respective alternate member. Mr. Gilberto Braga, Brazilian, married, economist, identity registration number 04722037-1, issued by IFP/RJ, CPF 595.468.247 -04, resident and domiciling in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson 231 - 28º andar (parte), as an effective member, and Mr. Raimundo José do Prado Vieira, Brazilian, married, accountant, identity registration number 664340, issued by SSP/BA, registered with CPF/MF under number 094.618.765 -72, resident and domiciling in the City of Salvador, State of Bahia, at Rua Benjoin nº 716, apt.º 1401, Caminho das Árvores, as the respective alternate member. Mr. Luiz Fernando Cavalcanti Trocolli, Brazilian, married, civil engineer, identity registration number 921055-56, issued by SSP/BA, registered with CPF/MF under number 114.415.695 -53, resident and domiciling at Rua Manoel Gomes de Mendonça nº 93, aptº 601, in the City of Salvador, State of Bahia, as an effective member, and Mr. Genivaldo Almeida Bonfim, Brazilian, married, accountant, identity registration number 1154372-82, issued by SSP/BA, registered with CPF under number 180097946-00, resident and domiciling in the City of Salvador, State of Bahia, at Rua Ceará 121/101 - Pituba - Salvador –Bahia, as the respective alternate member. The Chairman granted holders of preferred shares, with no voting rights, the right to elect, through separate vote, one effective member and its respective alternate member, as set forth in the terms of Article 161, paragraph 4 “a”, of Law 6,404/76, with the abstention of the shareholder Brasil Telecom Participações S.A. and the remaining shareholders present at the Meeting and holders of common shares, from voting in relation to this matter. Pursuant to terms of the abovementioned legal disposition, holders of preferred shares, with no voting rights, unanimously elected as effective member Mr. Marcos Duarte Santos, Brazilian, construction engineer, identity registration number 083.83583 -5, issued by IFP-RJ, resident and domiciling in the City and State of Rio de Janeiro, at Av. Sernambetiba no. 3.600, bloco 5, sala 2.103 and Mr. Carlos Eduardo Parente de Oliveira Alves, Brazilian, construction engineer, identity registration number 10639034-7, issued by IFP-RJ, resident and domiciling in the city and State of Rio de Janeiro, at Av. das Américas no. 700, bloco 6, sala 341 as the respective alternate member, provided the abstention of Funds managed by BBDTVM Investidor Profissional and by Bradesco Templeton Asset Management. Shareholders acknowledged that the election of the effective member of the Fiscal Council and the respective alternate member by preferred shareholders was carried out without the involvement of the controlling shareholder, whether directly or indirectly. EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING: 1 – Present shareholders decided, unanimously, abstentions indicated latterly observed, to approve, under the terms of Article 152 of Law 6,404/76, the net global remuneration of the Board of Directors and Senior Management in the amount of R$30,000,000.00 (thirty million reais), considering that: i) the abovementioned global amount includes benefits, allowance for expenses and the Senior Management’s Bonus, ii) the abovementioned global amount excludes labor charges and Stock Option Plan schemes; iii) the individual monthly remuneration of the members of the Fiscal Council members will be R$8,500.00 (eight thousand and five hundred reais). 2 - Present shareholders decided, unanimously, abstentions indicated latterly observed, to amend the caput of Article 5 of the Company’s By-law to reflect the amount of the Capital Stock of the Company as a result of the capital increase approved on March 29, 2005, to read as follows: “Art. 5 - The subscribed capital stock, totally paid off, is of R$3,435,787,767.67 (three billion, four hundred and thirty-five million, seven hundred and eighty-seven thousand, seven hundred and sixty-seven reais and sixty-seven centavos), represented by 555,298,280,831 (five hundred and fifty-five billion, two hundred ninety-eight million, two hundred and eighty thousand, eight hundred and thirty-one) shares, of which 249,597,049,542 (two hundred and forty-nine billion, five hundred ninety-seven million, forty-nine thousand, five hundred and forty-two) shares are common shares and 305,701,231,289 (three hundred and five billion, seven hundred and one million, two hundred and thirty-one thousand, two hundred and eighty-nine) shares are preferred shares, all nominative shares, with no par value.” Present shareholders authorized the Management of the Company to carry out all legal and corporate acts for the implementation and consolidation of the By-laws in order to reflect resolutions herein assumed. Legally impeded shareholders abstained from voting in all matters; Telecom Italia International N.V. abstained to vote on all matters on which it was apt to deliberate; the following Funds registered declaration of abstention of vote, which were received and certified by the table: Kodak Retirement Income Plan; The Rockfeller Foundation; State of Connecticut Retirement Plans and Trust; Stichting Pension Funds ABP.

7) Notice to Shareholders: The Company announced that publications prescribed by Law 6,404/76 are to be made available in the following newspapers: “Jornal de Brasília”, “Valor Econômico” and the Federal Gazette.

8) Adjournment: There being no further matters, the meeting was adjourned for the writing of the Minutes. After read, the Minutes were approved by shareholders representing the required quorum for the approval of the aforementioned resolutions.

This is a faithful copy of the minutes written on the book of minutes of the Company.

Brasília, Brazil, April 29, 2005.

Francisco Antunes Maciel Müssnich	Alexandre Mellão Hadad
Chairman of the Meeting	Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer